Todd A. Mayman Senior Vice President, General Counsel and Secretary

June 12, 2015

VIA EDGAR

Ms. Susan Block

Attorney Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gannett SpinCo, Inc.
Registration Statement on Form 10
File No. 001-36874

Dear Ms. Block:

Reference is made to the Registration Statement on Form 10 (File No. 001-36874) (as amended to date, the Registration Statement), filed by Gannett SpinCo, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”). We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the shares of common stock of the Company (the “Shares”) have been approved for listing and registration.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on June 12, 2015, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Company hereby acknowledges that:

•                       should the Commission or the Staff of the Commission (the “Staff’), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Office: 703.854.6846 • FAX: 703.854.2031 • tmayman@gannett.com
Gannett Co., Inc. • 7950 Jones Branch Drive • McLean, VA 22107

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld of Wachtell, Lipton, Rosen & Katz, at (212) 403-1005. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld and that such effectiveness also be confirmed in writing.

Sincerely,

Gannett SpinCo, Inc.

/s/ Todd A. Mayman
Todd A. Mayman
Secretary

cc:	Victor Goldfeld
Wachtell, Lipton, Rosen & Katz